UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, September 21st 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	JUDGEMENT OF THE COURT OF FIRST INSTANCE OF THE EUROPEAN COMMUNITIES

On December 9, 2004, the European Commission decided to oppose to the acquisition of GDP – Gás de Portugal, SGPS, S.A. by EDP and ENI. Subsequently, EDP filed a judicial appeal with the Court of First Instance of the European Communities (CFI).

The judgement rendered today by the CFI rejected the appeal brought by EDP and consequently the European Commission’s decision continues to be applicable.

The complexity and importance of the content of the judgement, namely its consequences for the electricity and gas sectors, on a national, Iberian and even at a European level, require a thorough analysis.

EDP will not make a more detailed statement regarding the abovementioned judgement until it has been able to conduct this analysis with the necessary tranquillity and rigour.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 21, 2005

EDP- Energias de Portugal, S.A.

By:	/S/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer